October 3, 2005

Via EDGAR and Overnight Delivery

Nili Shah
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	Oregon Steel Mills, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 16, 2005

File No. 1-9887

Dear Nili Shah:

          This letter will serve as the response of Oregon Steel Mills, Inc. (the “Company”) to the additional comments set forth in your letter dated September 21, 2005.

Form 10-K for the year ended December 31, 2004

Prior Comment 3 - Consolidated Statements of Income, page 38

1.

We note your response to our previous comment concerning how you present incentive compensation in your Statements of Income.  As previously noted, it is the position of the staff, that the nature of the compensation, (cash, non-cash, normal, or incentive), should not impact how you classify such compensation.  Please confirm to us that in future filings, that you will reclassify incentive compensation into each appropriate income statement line item, for example, cost of sales or SG&A.  We fully understand your concerns about separate classification.  Alternatively, if you choose to present the charges parenthetically beside each line item or your income statement, that too is acceptable.

By way of example, we note that your gross profit analysis on page 24 does not include the impact of incentive compensation and therefore does not reflect the impact of this expense and its relationship to operating results, as described in your response.

Nili Shah
October 3, 2005

Beginning with the third quarter’s Form 10-Q, the Company will reclassify incentive compensation into either cost of sales or SG&A.  Distinct identification of incentive compensation in its total will either be made in footnote form, within MD&A, or ignored depending on its materiality as compared to the Company’s financial results.

You are correct in that the analysis on page 24 does not include incentive compensation as that analysis is at the gross margin level.  Operating expenses (including incentive compensation) are discussed individually within MD&A.  The aggregation of gross margin with the Company’s operating expenses is what the Company considers its operating results (i.e. operating income (loss)) as referred to in the prior response.

Prior Comment 4 - Segment Reporting, page 44

2.

We have read your response to our prior comment four.  Please note that paragraph 37 of SFAS 131 requires the reporting of revenues by product type, in order for your financial statements to be in compliance with generally accepted accounting principles.  Please confirm to us that you will revise future disclosures to comply with paragraph 37 of SFAS 131.

In future filings, the Company will report revenues by each group of similar products as required by SFAS 131.  The Company is in the process of determining the appropriate product groups and will report the revenue by product group as required for the next Form 10-K.  Please be aware that those product groups will not necessarily correspond to those identified in your original comment (plate and coil, large diameter pipe, etc.).

We understand that you may have additional comments based on our response.  Please address any questions or comments you may have about this letter to me at (503) 978-6007 or to Aaron Wilkins of our office at (503) 240-5805.

Sincerely,

/s/ Robin Gantt

Robin Gantt
Corporate Controller

cc:	Ray Adams, VP of Finance and Chief Financial Officer Carmen Calzacorta, Schwabe, Williamson & Wyatt